Exhibit 99(d)
                           PRESS RELEASE


FOR IMMEDIATE RELEASE

FRIDAY
MAY 2, 1997

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229


            TCBY ANNOUNCES NEW INTERNATIONAL DEVELOPMENT
                        IN CENTRAL AMERICA


LITTLE ROCK, AR - FRIDAY  (MAY 2, 1997) - TCBY  ENTERPRISES,
INC. (NYSE:TBY) today announced it has executed a development agreement for E. Salvador, Panama, Belize, Honduras and Nicaragua. TCBY now has development agreements in over 60 foreign countries.

Mr. Gerardo Jaspers will be the master franchisee and will develop the "TCBY"(Registered) brand throughout these countries through franchising and retail distribution. Mr. Jaspers is the master franchisee for TCBY in Costa Rica, as well, where he has established production capabilities to supply the development of "TCBY"(Registered) products in Central America.

A minimum of five locations must be developed over the next five years. All of the countries involved have free trade arrangements with Costa Rica making product distribution for shops and retail sales more efficient. The Company did not disclose the specific terms of the agreement.

"We are  very excited  about developing the  TCBY brand  in
these  additional  countries,"   said  Hartsell   Wingfield,
President of TCBY International.   "With this agreement,  we
will now have distribution in all of Central America."

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

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